15046255

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC MAIL PROCESSING SECTION RECEIVED FEB 26 2015 WASH., D.C. 201

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52699

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Employee Benefits Investment Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

261 W. Causeway Approach
(No. and Street)

Mandeville (City) LA (State) 70448 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Arthur Troncoso 985-624-2246
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Colette M. Corliss, CPA, P.A.
(Name – *if individual, state last, first, middle name*)

1901 North 1st Street #1706 (Address) Jacksonville Beach (City) FL (State) 32250 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

MC 3/10

OATH OR AFFIRMATION

I, Arthur Troncoso, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Employee Benefits Investment Group, Inc., as of February 23, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Valerie S Barnes
Notary Public, St Tammany Parish, LA
#67486 Commissioned for Life

Valerie S. Barnes
Notary Public #67486

Signature

President
Title

NOTARY ATTESTS TO SIGNATURE ONLY AND NOT CONTENT OF THIS DOCUMENT

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- N/A (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- N/A (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- N/A (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [X] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- N/A (m) A copy of the SIPC Supplemental Report.
- N/A (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CMC

EMPLOYEE BENEFITS INVESTMENT GROUP, INC.

Financial Report

December 31, 2014

Colette M. Corliss, CPA, P.A.
Certified Public Accountant
1901 North First Street # 1706
Jacksonville Beach, Florida 32250

EMPLOYEE BENEFITS INVESTMENT GROUP, INC.

CONTENTS

SEC MAIL PROCESSING
RECEIVED
FEB 2 6 2015
WASH, D.C.
201
SECTION

CMC Colette M. Corliss, CPA, P.A.

1901 North First Street # 1706
Jacksonville Beach, Florida 32250
(904) 241-9992

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Director
Employee Benefits Investment Group, Inc.
Mandeville, Louisiana

I have audited the statement of financial condition of Employee Benefits Investment Group, Inc. (the Company) as of December 31, 2014 and the related statements of income, cash flows and changes in shareholders' equity for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Employee Benefits Investment Group, Inc. as of December 31, 2014 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

The information contained in Schedule I: Independent Registered Public Accounting Firm's Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission (SEC) has been presented in conjunction with the audit of the Employee Benefits Investment Group, Inc.'s financial statements. Schedule I is the responsibility of The Company's management. My audit procedures included whether Schedule I reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented inn Schedule I. In forming my opinion on Schedule I, I evaluated whether Schedule I, including its form and content is presented in conformity with 17 C.F.R. §240.17a-5. In my opinion, Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

The information contained in the Exemption Report and the Management Statement is presented for purposes of additional analysis and is not a required part of the basic financial statements; but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has not been subjected to the auditing procedures applied in the audit of the basic financial statements and, therefore, I do not offer an opinion that the information is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Colette Corliss Sellers, CPA

For firm:

Colette M. Corliss, CPA, P.A.
Jacksonville Beach, Florida
February 23, 2015

Employee Benefits Investment Group, Inc.

Statement of Financial Condition
as of December 31, 2014

	2014
ASSETS	
Current Assets	
Cash in bank	$23,199
Accounts receivable	2,801
Total Current Assets	26,000
Fixed Assets	
Furniture and equipment	8,333
Accumulated depreciation	(8,333)
Total fixed assets	-
Other Assets	
Prepaid expense and deposits	535
Total Assets	$26,535
LIABILITIES AND SHAREHOLDERS' EQUITY	
Current Liabilitiies	
Payroll taxes payable	$2,691
Commissions and other payables	2,037
Total current liabilities	4,727
Shareholders Equity	
Common stock, no par value	
10,000 shares authorized, issued and outstanding	23,276
Retained Earnings	(1,468)
Total Shareholders' Equity	21,808
Total Liabilities and Shareholders' Equity	$26,535

See accompanying notes and independent auditor's report.

Employee Benefits Investment Group, Inc.

Statement of Income and Retained Earnings
For the Year Ended December 31, 2014

		2014
Income		
Commissions and fees	$	136,603
Cost of sales: Comission expense		62,864
Gross profit		73,739
Expenses		
Salaries and payroll taxes - officer and staff		23,583
Advertising		1,020
Continuing education		240
Contributions and gifts		858
Dues & subscriptions		200
Lease expense		5,193
Insurance		2,765
Accounting and financial audit		5,871
Licenses and taxes		1,790
Meals and travel		7,764
Professional services		-
Postage and mailing		221
Regulatory fees		4,285
Rent - office		6,420
Repairs and maintenance		30
Software license & usage		2,393
Supplies and office expense		3,867
Telephone and communications		1,667
Vehicle and travel expenses		2,895
Total operating expenses		71,064
Net Income		$2,676
Retained Earnings - Beginning of Year	$	(144)
Net distributions to shareholder		(4,000)
Retained Earnings - End of Year		($1,468)

See accompanying notes and independent auditor's report.

Employee Benefits Investment Group, Inc.

Statement Of Cash Flows
(Indirect method)
For the Year Ended December 31, 2014

	2014
Cash Flows from Operating Activities	
Net income	$2,676
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	0
(Increase) decrease in accounts receivable	524
(Decrease) increase in accounts payable	(129)
Net cash provided (used) by operating activities	3,071
Cash Flows from Investing Activities	
Purchases of equipment	0
Net cash provided (used) by investing activities	0
Cash Flows from Financing Activities:	
Net distributions to shareholder	(4,000)
Net cash provided (used) by financing activities	(4,000)
Increase (Decrease) in cash	(929)
Cash and cash equivalents at beginning of year	24,128
Cash and cash equivalents at end of year	$23,199

Supplemental Disclosure Of Cash Payments Made For:		
Interest paid	$	-

See accompanying notes and independent auditor's report.

Employee Benefits Investment Group, Inc.

Statement of Changes in Shareholders' Equity
For the Year Ended December 31, 2014

	Common Stock # Shares	Common Stock Amount	Additional Paid-in Capital	Retained Earnings	Total Shareholders'
Balances on January 1, 2014	10,000	$ 23,276		$ (144)	$ 23,132
Net income				2,676	2,676
				-	-
Sub total				2,532	25,808
Distribution to shareholder				(4,000)	(4,000)
Balance on December 31, 2014	10,000	$ 23,276	$ -	$ (1,468)	$ 21,808

See accompanying notes and independent auditor's report.

EMPLOYEE BENEFITS INVESTMENT GROUP, INC.
Notes to Financial Statements
December 31, 2014

Note 1 – Organization and Nature of Business

Employee Benefits Investment Group, Inc. (EBIG) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of various exchanges and the Financial Industry Regulatory Authority, Inc. (FINRA). The Company was incorporated under the laws of the State of Florida on April 20, 2000. The Company became a Louisiana Corporation in 2010 and is licensed to do business in Louisiana and five other states. EBIG's customer base mainly is comprised of civil service and military personnel. The company does not carry security accounts for customers or perform custodial functions relating to customer securities at this time.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation

The financial statements and accompanying notes are prepared on the accrual basis in accordance with accounting principles generally accepted in the United States of America. The computation of net capital was prepared using allowable assets and aggregate indebtedness concepts as prescribed by the Securities and Exchange Commission Uniform Net Capital rule.

Concentrations of Credit Risk

Concentrations of risk with respect to sales income were moderately low in 2014. The Company's customer base during the year and the customers' dispersion across stable industries lessened the risk. Employee Benefits Investment Group, Inc. receives payment from large established mutual fund firms and credit worthy insurance companies within fifteen days after customer contracts are executed. Therefore, outstanding receivables were settled during the following month.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and disclosures. Although these estimates are based on management's best knowledge of current events and actions the Company may undertake in the future, actual results could differ from the estimates.

Property and Equipment

Property and equipment items are stated at the lower of cost or fair value on the date usage began. Expenditures for maintenance and repairs are charged to expense as incurred. Improvements that extend the useful life of property and equipment are capitalized. Depreciation is computed using straight-line methods over useful lives of five years for furniture, fixtures, and equipment.

Income Taxes

Employee Benefits Investment Group, Inc. is a Sub-chapter S corporation; therefore there is no provision for income taxes. Income is passed through to the shareholder and taxes are paid at the appropriate individual taxpayer rates.

Statement of Cash Flows

For purposes of the Statement of Cash flows, the Company has defined cash equivalents as highly liquid investments, with original matures of less than ninety days that are not held for sale in the ordinary course of business.

Note 3 – Commissions Receivable/Payable

Amounts receivable for commissions to EBIG and commissions payable to EBIG representatives at December 31, 2014, consist of the following:

	Receivable	Payable
Fees and commissions	$2,801	$2,037

Note 4 - Schedule of Fixed Assets and Accumulated Depreciation

Property and equipment are summarized by major classifications as follows:

	2014
Furniture and equipment	$6,559
Office equipment	1,774
Total property and equipment	8,333
Less accumulated depreciation	(8,333)
	$0

Note 5 - Leasing Arrangements

The Company conducted its operations from leased facilities in Jacksonville, Florida from 2005 through April of 2010. The Company moved to Mandeville, Louisiana, leasing an office through the end of the year 2011, currently leasing month by month. Net rent expense for 2014 was $6,420.

Note 6 – Common Stock & Changes to Shareholder Equity

At December 31, 2014 there were 10,000 authorized and issued shares of common stock, owned entirely by the Company's President.

Note 7 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness (AI) to net capital, both as defined, shall not exceed fifteen to one during the second year and each succeeding year in business. The Company's AI ratio to net capital was 0.22 to 1.00, or $15,273 in excess of that requirement. At December 31, 2014, the Company had net capital of $21,273 which was $16,273 in excess of the required net capital of $5,000.

Note 8 – Reconciliation of Net Capital to the FOCUS report

A reconciliation of the computation of Net Capital under Rule 15c3-3 between the audited financial statements and the required and submitted fourth quarter unaudited FOCUS report was performed. The audited computation was equal to the unaudited computation on the FOCUS. The audited computation is presented in the supplementary information in Schedule I.

Note 9 – Compliance Over Internal Control & Exemption from Rule 15c3-3

Two reports have been included in the supplementary information. The first report describes procedures used to review The Company's Compliance Over Internal Control and the second report, Management's Statements Regarding Exemption From Rule 15c3-3, identifies the statements asserted by management regarding the exemption provisions claimed and met throughout the most recent fiscal year, without exception, from SEC Rule 15c3-3. The exemption was approved.

SUPPLEMENTARY INFORMATION

Pursuant to Rule 17a-5 of the
Securities and Exchange Act of 1934

As of December 31, 2014

Employee Benefits Investment Group, Inc.

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

as of December 31, 2014

		2014
Total shareholders' equity		$21,808
Deduct shareholders' equity not allowable for net capital		0
Total shareholders' equity qualified for net capital		21,808
Deductions for nonallowable assets:		
Furniture and equipment	0	
Other assets	535	
Net Capital		**$21,273**
Aggregate indebtedness (AI)		
Current liabilities		4,727
Total aggregate indebtedness		$4,727
Computation of basic net capital requirement, greater of:		
1] Minimum net capital required (=AI * 6 $^{2/3}$%) : Company		$315
2] Minimum net capital requirement of reporting broker		$5,000
Excess net capital		$16,273
Excess net capital at 1,000% of AI		**$15,273**
Ratio: Aggregate indebtedness to net capital		**22.22%**
Reconciliation with company's computation (included in Part II of Form X-17A-5 as of December 31, 2014) Net capital as reported in Company's Part II (unaudited) FOCUS report		$21,273
Audit adjustment to record accounts receivable - to extent of commissions payable		2,037
Audit adjustment to record accrued commissions payable		0
Net capital computed above		$23,310

See accompanying notes and independent auditor's report.

CMC Colette M. Corliss, CPA, P.A.

1901 North First Street # 1706
Jacksonville Beach, Florida 32250
(904) 241-9992

REPORT OF INDEPENDENT REGISTERED ACCOUNTING FIRM
On Internal Control Over Compliance

To the Director
Employee Benefits Investment Group, Inc.
Mandeville, Louisiana

In planning and performing my audit of the financial statements of Employee Benefits Investment Group, Inc. (the Company) for the year ended December 31, 2014, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examination, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. I noted no matters involving internal control that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe the Company's practices and procedures were adequate at December 31, 2014, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, Management, the SEC, the FINRA and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Colette Corliss Sellers, CPA

For firm:

Colette M. Corliss, CPA, P.A.
Jacksonville Beach, Florida
February 23, 2015

CMC Colette M. Corliss, CPA, P.A.

1901 North First Street, # 1706
Jacksonville Beach, Florida 32250
(904) 241-9992

REVIEW REPORT OF INDEPENDENT REGISTERED ACCOUNTING FIRM

On Management's Statements Regarding Exemption From Rule 15c3-3

To the Director
Employee Benefits Investment Group, Inc.
Mandeville, Louisiana

As required by Rule 17a-5 of the Securities and Exchange Commission (SEC), I have reviewed management's statements, in which Employee Benefits Investment Group, Inc.(The Company) identified the following provision of 17 C.F.R. §15c3-3(k) under which The Company claimed an exemption on its FOCUS report from 17 C.F.R. § 240.15c3-3—k(1) (the "exemption provisions"):

1. Employee Benefits Investment Group, Inc.'s transactions are limited to the purchase, sale and the redemption of mutual funds only. And:
2. Employee Benefits Investment Group, Inc. stated that The Company met the identified exemption provision throughout the most recent year without exception. Employee Benefits Investment Group, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Employee Benefits Investment Group, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)1 of Rule 15c3-3 under the Securities Exchange Act of 1934.

This report is intended solely for the information and use of the Board of Directors, Management, the SEC, the FINRA and other regulatory agencies that rely on Rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Colette Corliss Sellers, CPA

For firm:

Colette M. Corliss, CPA, P.A.
Jacksonville Beach, Florida
February 23, 2015

EMPLOYEE BENEFITS INVESTMENT GROUP, INC.
261 West Causeway Approach
Mandeville, LA 70448
(985) 624-2246

Management Statement Regarding Compliance With

Certain Provisions of Rule 17a-5 under the Securities Exchange Act of 1934

I, as the management of **EMPLOYEE BENEFITS INVESTMENT GROUP, INC.** (the "Company") am responsible for complying with the requirements of **Rule 17a-5 under the Securities Exchange Act of 1934** (the "Act") and **SEC Rule 15c3-1** requirements. I am also responsible for establishing and maintaining effective internal controls and the related practices and procedures. I have performed an evaluation of the Company's compliance with **Rule 17a-5** and **Rule 15c3-1** as of November 24, 2014 and during the period from January 01, 2014 through November 25, 2014. Based on this evaluation, I assert that the Company was in compliance with the Act as described below:

Rule 17a-5 under the Act requires the Broker-Dealer to maintain of minimum amount of net capital and not to exceed the maximum aggregate indebtedness allowed under **Rule 15c3-1**. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, nor has custody or possession of funds and/or securities of any client; an exemption from **SEC Rule 15c3-3** is granted. The Company has established and does follow adequate practices and procedures to obtain two of the SEC objectives of internal control. I assert that the Company's system of Internal Controls provides management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition. It also provides assurance that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles used in the United States of America.

Additionally, I assert that there has been no:

a. Fraud involving management or employees who have significant roles in internal control.

b. Fraud involving others that could have a material effect on the financial statements.

There are no:

c. Violations or possible violations of laws or regulations whose effect should be considered for disclosure in the financial statements or as basis for recording a loss contingency.

d. Unasserted claims or legal assessments that must be disclosed in accordance with Statement of Financial Accounting Standards No. 5.

e. Other liabilities or gain or loss contingencies that are required to be accrued or disclosed by Statement of Financial Accounting Standards No. 5

To the best of my knowledge and belief, no events have occurred subsequent to the balance sheet date through the date of this letter that would require adjustment to, or disclosure in, the financial statements.

EMPLOYEE BENEFITS INVESTMENT GROUP, INC.

Signature: ____________________

Arthur Troncoso, President
February 23, 2015